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Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

	Fiscal Year (1)
	2002	2003	2004	2005	2006
Earnings Before Income Taxes	$5,872	$6,843	$7,912	$9,282	$9,308
Less: Capitalized Interest	(59)	(50)	(40)	(51)	(47)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	132	145	170	191	319
Interest Expense	96	112	110	194	439

Adjusted Earnings	$6,041	$7,050	$8,152	$9,616	$10,019

Fixed Charges:
Interest Expense	$96	$112	$110	$194	$439
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	132	145	170	191	319

Total Fixed Charges	$228	$257	$280	$385	$758

Ratio of Earnings to Fixed Charges (2)	26.5x	27.4x	29.1x	25.0x	13.2x

(1)
Fiscal years 2006, 2005, 2004, 2003 and 2002 refer to the fiscal years ended January 28, 2007, January 29, 2006, January 30, 2005, February 1, 2004 and February 2, 2003, respectively.

(2)
For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of earnings before income taxes plus fixed charges, excluding capitalized interest. "Fixed charges" consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)

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